

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via E-mail
Mr. James O. Harp, Jr.
 Chief Financial Officer
Hornbeck Offshore Services, Inc.
103 Northpark Boulevard, Suite 300
Covington, Louisiana 70433

> **Re: Hornbeck Offshore Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-32108**
>
> **Definitive Proxy Statement**
> **Filed April 26, 2012**
> **File No. 1-32108**

Dear Mr. Harp:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis

Critical Accounting Estimates, page 42

1.   You state that, if events or changes in circumstances indicate that the carrying value of your vessels may not be recoverable, you would be required to estimate the undiscounted future cash flows expected to result from the use of the asset group and its eventual disposition. Please describe to us, in greater detail, the methodology and significant

assumptions you utilize in performing such an analysis. For example, we note that you group vessels with similar operating and marketing characteristics for asset impairment review. Please tell us whether these groupings consist simply of vessels by type as they are discussed in the business section of the filing (OSVs, MPSVs, ocean-going tugs and tank barges) or whether they are further categorized by additional factors such as age of vessel, geographic location or other such criteria. In addition, in determining your estimate of undiscounted future cash flows expected to result from the future performance and disposition of each group of assets, it appears you make assumptions as to such factors as dayrates, utilization and operating expenses, etc. Please explain to us how you determine each significant assumption used in your estimate of undiscounted future cash flows.

2. We understand from the disclosures in Note 14 to your financial statements that no new triggering events have occurred since June 30, 2009. As a result, it appears that no formal impairment analysis, and thus no analysis of the value of your vessels, has been performed since that date. However, in view of the reduced drilling activity, the reduction in dayrates, the stacking of certain vessels and the weakness in the overall economy, please tell us management's opinion as to whether or not it is reasonably likely that the fair values of any of your asset groups are at or below their carrying value.

3. As a related matter, reference is made to page 15 of your Form 10-Q for the quarter ended September 30, 2012. It appears that you have incurred losses on recent sales of your upstream assets. Please tell more about these sales, including the vessel type(s) and the consideration given to the losses incurred on such sales in determining whether or not a triggering event may have occurred during the quarter.

Definitive Proxy Statement

Proposal No. 3—Advisory Vote on Executive Compensation, page 17

4. We note your disclosure in the second to last paragraph, which states "The compensation committee and the Board of Directors considered the affirmative results of last year's Say-on-Pay vote when evaluating executive compensation programs in 2012…" In future filings, please revise your compensation discussion and analysis section to discuss how that consideration has affected your executive compensation decisions and policies. Refer to Item 402(b)(1)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 or me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief